Stericycle, Inc.

28161 North Keith Drive

Lake Forest, Illinois 60045

April 13, 2010

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Mail Stop 4631

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Stericycle, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed February 26, 2010
Form 8-K filed on February 4, 2010
File No. 0-21229

Dear Mr. O’Brien:

I am writing in response to your letter of March 25, 2010 conveying the staff’s comments on our annual report on Form 10-K for the fiscal year ended December 31, 2009 and our current report on Form 8-K filed on February 4, 2010.

For your convenience, I have repeated each of the staff’s comments before our response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 6. Selected Consolidated Financial Data, page 18

1.	We note your reference to “nonrecurring costs” included in net income for fiscal years 2008 and 2007. Based on your description of these costs, it is unclear how you determined that all of the costs are appropriately categorized as nonrecurring, as it appears there have been similar charges/gains within the prior two years and/or the nature of the charges/gains is such that it is reasonably likely to recur within two years. In future filings, please ensure that your description of the costs included within net income is properly characterized.

We do not consider the charges/gains in question to be part of our core operating results and for this reason wanted to describe them in this fashion to improve understanding of our results of operations. The specific items are discussed in our management’s discussion and analysis (MD&A) (Item 7) as part of our year-to-year comparisons. In future filings, however, we will no longer describe these charges/gains as “nonrecurring costs.”

2.	In future filings, please quantify each of the items listed that impact net income for fiscal year 2007 to allow investors to better understand the charges/gains in comparison to net income.

We will quantify these items in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

General

3.	Commensurate with Commission guidance regarding Management’s Discussion and Analysis, we believe you should significantly enhance the disclosure you have provided under Item 303 of Regulation S-K. Please reconsider your disclosure in this section in entirety focusing on the discussion and analysis of the events, trends, risks and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations. Please refer to Commission Release No. 33-8350 when considering where and the degree to which you should augment your disclosure. As you are aware, the guidance in Release 33-8350 is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting estimates.

We have carefully reviewed the applicable requirements. We believe that our MD&A meets the applicable requirements and is consistent with how our management reviews the business. We do believe that investor understanding might be improved if we provided a “highlights” section following the introductions and before the discussion of critical accounting policies. As an illustration, such an overview for 2009 might have read:

•	Our revenues in 2009 grew to $1.18 billion, an 8.7% increase over 2008.

•	Our gross margins improved from 44.8% in 2008 to 46.9% in 2009.

•	Our operating income before acquisition-related costs and one-time charges increased 15.4% to $325.2 million from $281.8 million in 2008.

•	Our operating margin before acquisition-related costs and one-time charges was 27.6% compared with 26.0% in 2008.

•	Our cash flow from operations was $277.2 million.

Critical Accounting Policies and Estimates, page 19

4.	In future filings, please provide investors with a better understanding of your methodology for estimating the fair value of your reporting units for purposes of testing goodwill for impairment. Specifically, please address each of the following:

•	Explain how you determined that the fair value of the company as a whole is a reasonable determinant of the fair value of each individual reporting unit.

•	Explain what the “fair value ratio” is and how it is calculated.

•	Discuss whether you use any other fair value methodology to support the fair value estimate based on the consolidated entity’s market capitalization and the performance of your reporting units.

In future filings we will expand our disclosures regarding our goodwill impairment testing and will include or address all the items specifically listed.

5.	In future filings, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value, and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures for each reporting unit:

•	Identify the reporting unit.

•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•	The amount of goodwill allocated to the reporting unit.

•	A description of the assumptions that drive the estimated fair value.

•

A discussion of any uncertainties associated with the key assumptions used to estimate the reporting unit’s fair value. For example, to the extent that you have included assumptions in your fair value model that deviate from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

•	Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

We will discuss these items in future filings if our Step 1 impairment test does not result in a fair value that is substantially in excess of the reporting units’ carrying values. If our Step 1 impairment test results in a fair value that is substantially in excess of a reporting unit’s carrying value, we will disclose that determination.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 28

6.	In future filings, please include foreign currency exchange rate as a market risk along with how you are managing this risk. See Item 305 of Regulation S-K for guidance.

In future filings, we will include foreign currency exchange rate fluctuations as a market risk. We note here that we do not currently engage in any hedging activities to manage this exposure.

Note 2 – Summary of Significant Accounting Policies, page 38

7.	Please tell us whether you have any closure and/or post-closure responsibilities related to your processing facilities. If you do have asset retirement obligations, please tell us what consideration you gave to providing disclosures required by ASC 410-20-50-1 and 50-2 (paragraph 22 of SFAS 143).

Our responsibility in the closure process is to treat any remaining medical waste on site and to remove our treatment and other equipment. These responsibilities can be accomplished quickly, usually within days, and at an immaterial cost.

Note 3 – Fair Value Measurements. page 43

8.	In future filings, please provide the quantitative disclosures in a tabular format. Refer to ASC 820-10-50-8 (paragraph 34 of SF AS 157) for guidance.

In future filings, we will present the information provided in a tabular format.

Note 4 – Acquisitions and Divestitures, page 44

9.	In future filings, please provide the disclosures required by ASC 850-10-50-2, 50-5, and 50-6 (paragraphs 68, 71 and 72 of SF AS141R) for each individually material acquisition that occurred during fiscal year 2009 and subsequently. For the individually immaterial acquisitions that occurred during fiscal year 2009 and subsequently, please provide the disclosures required by ASC 805-10-50-3 (paragraph 69 of SFAS 141R). For the acquisitions that occurred during fiscal year 2008, please provide the disclosures required by paragraphs 51-55 of SFAS 141. If you do not believe any of your acquisitions during fiscal years 2009 and 2008 are material individually or in the aggregate, please provide us with a detailed explanation as to how you arrived at this conclusion.

Our acquisitions during each of 2009 and 2008 were not material, either individually or in the aggregate. We determine materiality by applying Rule 3-05(b) of Regulation S-X, using 20% to test for significance.

10.	In future filings, please disclose the value assigned to those assets required to be sold per the agreement with the United States Department of Justice and the States of Missouri and Nebraska. Please also tell us the value assigned to these assets in accordance with SFAS 141R.

In future filings, we will disclose the value of the disposed assets.

Note 17 – Legal Proceedings, page 58

11.	Please confirm to us that you have no loss contingencies, individually or in the aggregate, for which it is probable or reasonably possible you have incurred a material loss. Refer to ASC 450-20-50-1 through 50-5 (paragraphs 9-10 of SFAS 5) for guidance.

We confirm that we do not have any loss contingencies, individually or in the aggregate, for which it is probable or reasonably possible that we have incurred a material loss.

Item 9A. Controls and Procedures, page 63

12.	You state that since there have been no “significant changes in internal controls … that could materially affect those controls ….” Please note that Rule 13a-15(d) requires the disclosure of “any” change in your internal controls. Tell us whether there were changes in your internal control over financial reporting that occurred during the applicable period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Our use of the adjective “significant” was incorrect. There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2009 that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting.

Exhibits 31.1 and 31.2

13.	In future filings, please revise the language in the 302 certifications to conform exactly to the language in Item 601(B)(31) of Regulation S-K. We note in particular paragraph 4(d) of the certification.

In future filings, we will revise the language in the Rule 13a-14(a)/15d-14(a) certifications to conform exactly to the language in Item 601(b)(31) of Regulation S-K.

Form 8-K Filed on February 4, 2010

14.	In future filings, please ensure your discussion of non-GAAP EPS (adjusted) does not imply that the measure is a better measure of performance than the US GAAP measure.

In future filings, we will ensure that our discussion of non-GAAP earnings per share (“EPS”) does not imply that the measure is a better measure of performance than the U.S. GAAP measure. We anticipate that the note accompanying the table reconciling GAAP EPS to non-GAAP EPS will be revised to read substantially as follows:

In accordance with U.S. generally accepted accounting principles (GAAP), reported earnings per share include the after-tax impact of the items identified in this table. For internal purposes, including the determination of management compensation, the Company excludes these items from results when evaluating operating performance. This table and the Company’s internal use of non-GAAP earnings per share are not intended to imply, and should not be interpreted as implying, that non-GAAP earnings per share is a better measure of performance than GAAP earnings per share.

* * * * *

In connection with our response to the staff’s comments, we acknowledge that: we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

staff comments or changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or have any further questions, please advise me. My direct telephone number is (847) 607-2051.

Very truly yours,

/s/ Frank J.M. ten Brink
Frank J.M. ten Brink
Executive Vice President and Chief Financial Officer

FtB/rdt

cc:	Ms. Tracey Houser, Staff Accountant